Filed by Teleglobe International Holdings Ltd

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of

the Securities Exchange Act of 1934

Subject Company: ITXC Corp.

Commission File No. 000-26739

Qs&As

Q1.	What are you announcing today?

Good news, actually. Teleglobe International Holdings Ltd, a Bermuda company, and ITXC Corp. of Princeton, New Jersey have signed a definitive merger agreement for the acquisition of ITXC by Teleglobe by the end of March 2004. As a result, a new public company of the Teleglobe group will be created, which will be one of the largest and, we believe, most technically advanced providers of wholesale international voice services in the world. Once the transaction is closed, holders of ITXC’s common stock will receive common shares of a newly formed parent company of the Teleglobe group of companies, representing approximately 28 percent of the new Teleglobe parent company. All outstanding options and warrants of ITXC will be converted into options and warrants of the new Teleglobe parent company. The proposed transaction is intended to be qualified as tax free to the shareholders of ITXC and Teleglobe.

Q2.	Who is Teleglobe?

Teleglobe has been a major player in international telecom for well over 50 years. It is one of the world’s leading wholesale providers of international telecommunications services, including voice, data, Internet and mobile roaming. Its network reaches more than 240 countries and territories with advanced voice and data services and currently carries approximately 7.4 billion international minutes of voice traffic a year.

Q3.	Who is ITXC Corp.?

Founded in 1997, ITXC operates one of the world’s largest Voice over IP (VoIP) networks and is the world’s largest VoIP wholesale carrier based on international calling minutes, carrying approximately four billion voice minutes of international traffic annually. It has direct relationships with carriers in more than 175 countries including a strong presence in developing countries.

Q4.	When is the merger expected to be completed?

Today’s announcement is only the first of a series of steps we need to take before we can create a combined company. ITXC shareholders will have to vote on the proposed agreement. There are a series of other closing requirements that both companies are required to fulfill, including the listing of the combined company and the satisfaction of certain financial tests. If a majority of the ITXC shareholders vote to approve the merger, both companies expect the actual merger to be completed by the end of March 2004.

Q5.	Why now? Isn’t it too soon to say whether Teleglobe is stable and strong enough to withstand a merger?

Liam Strong has stated that Teleglobe would generate revenue growth in three ways:

•	through cost cutting initiatives;
•	through organic growth of the current lines of business; and
•	through acquisitions.

The merger with ITXC falls into the latter category. Since December 2002, Teleglobe has become profitable and is free cash flow positive.

Q6.	Teleglobe has been in restructuring mode for the last year and a half, and the Cerberus purchase was finalized less than five months ago. How can Teleglobe make an acquisition at this time, no matter how strategic the fit?

Teleglobe intends to stay in business for a long time and we do not expect it to achieve that goal if it stands still. No company can afford to behave that way. Teleglobe’s leadership has been busy strengthening the company and generating growth since May 2003. In the last 18 months, Teleglobe’s voice, data, Internet and mobile global roaming businesses have undergone significant restructuring. They have:

•	reduced the work force by 64%, from 1,800 to 650;
•	rejected certain portions of ownership interest in cables, resulting in a 40% reduction in operating and maintenance charges;
•	rejected numerous lease circuit agreements and reorganized the network, resulting in approximately a 50% leased circuit cost reduction.

Q7.	How does Teleglobe intend to reassure potential investors that the “old” Teleglobe style of management and decision making truly is in the past?

Five months after emergence from bankruptcy, Teleglobe has established a strong balance sheet and is free cash flow positive. We believe Teleglobe is now in a position to grow and to control that growth in a responsible manner; a position that is consistent with the merger.

Q8.	Where will the combined company be located?

The combined company’s main operations will continue to be located in Montréal (Québec). Its voice business will be managed from ITXC’s current headquarters in Princeton, New Jersey and will also have operations in Reston, Virginia and Montréal.

Q9.	Why have Teleglobe and ITXC made the choice to merge?

There are four key reasons why we believe this is a positive step forward for both companies, their shareholders, customers and employees. (1) The voice business is very much about scale, particularly these days when both usage growth and margins are under pressure. (2) By teaming up a long-established telecom player whose reach extends into 240 countries and who carries approximately 7.4 billion international minutes of traffic every year with one of the world’s largest IP wholesaler, we are creating one of the largest international wholesale carriers. (3) We are also creating a company that can reduce costs and pass along the savings to customers and ultimately our shareholders. (4) And because ITXC’s network is the largest VoIP network in the world, we are improving our position in emerging markets with new-generation technology and offering up more effective and more efficient solutions to established markets.

Q10.	How will the transaction be carried out?

Once the transaction is closed, holders of ITXC’s common stock will receive common shares of a newly formed parent company of the Teleglobe group of companies, representing approximately 28 percent of the new Teleglobe parent company. All outstanding options and warrants of ITXC will be converted into options and warrants of the new Teleglobe parent company. The proposed transaction is intended to be qualified as tax free to the shareholders of ITXC and Teleglobe.

Q11.	What remains to be defined before the merger is completed?

While the merger agreement has been unanimously approved by the Boards of Directors of ITXC and Teleglobe, the transaction is subject to the approval of ITXC’s shareholders. ITXC shareholders are likely to receive in the first quarter of 2004, a proxy statement spelling out the terms of the merger and the basis for the 28 percent shareholding they will have in the new Teleglobe parent company.

Prior to or concurrently with receipt of ITXC shareholder approval, the following needs to take place: the meeting of certain financial tests by ITXC and Teleglobe, registration with the SEC of the combined company’s shares to be issued in the merger, the approval for trading of the combined company’s shares on NASDAQ or another U.S. national securities exchange, receipt of any required governmental or other regulatory approvals, including the expiration of any applicable Hart-Scott-Rodino waiting period and other customary closing conditions.

All of this is likely to take at least five months and we do not anticipate completing the merger before the end of March 2004. As a restructured company, Teleglobe had had to re-audit its financial performance for 2001-2002. To submit a public filing, the company needs to produce historical financials, a time-consuming process the company has been working on for some time.

Q12.	How many employees will be affected in each company?

Teleglobe has 650 employees with concentrations in Montréal and Reston and ITXC has 234 employees, most of whom are based in Princeton, New Jersey. Teleglobe has a presence in 25 countries and ITXC in 14.

Q13.	What is the role of Cerberus in this deal?

As you may already know, Cerberus owns a majority of Teleglobe. The company currently expects to raise up to USD$150 million in a private placement of debt securities, which are expected to be used to fund the repurchase of the Series A Preferred Shares of Teleglobe primarily held in investment funds and accounts managed by affiliates of Cerberus. Cerberus will nonetheless remain the majority shareholder of the combined company.

Q14.	What will be the impact of today’s announcement on Teleglobe’s revenues in 2003?

There will be no impact. Both companies will continue to be managed separately until the merger is completed.

Q15.	What will be the impact of today’s announcement on ITXC’s revenues in 2003?

Both companies will continue to be managed and operated separately. ITXC is not providing any guidance for 2003.

Q16.	Will the merger result in a major reorganization or restructuring?

It is too premature to predict what may or may not take place in the combined company structure. There is an integration team in place that will be conducting an audit of all aspects of the combined businesses and planning accordingly. However, we have already identified potential revenue and margin benefits as well as substantial cost savings.

Q17.	Will there be a reduction in headcount as a result of this merger?

There is an integration team in place that will be conducting an audit of all aspects of the combined businesses and planning accordingly. We will be looking at all resource issues, including those of employees. Where there are redundancies in job positions after the merger, the company will attempt to reallocate employees to other open positions in the combined company or provide severance packages.

Q18.	Where do redundancies exist? How does the combined company intend to deal with them?

It is too premature to predict what may or may not take place in the combined company structure. There is an integration team in place that will be conducting an audit of all aspects of the combined businesses and planning accordingly. However, we have already identified potential revenue and margin benefits as well as substantial cost savings.

Q19.	What is ITXC’s financial picture?

ITXC reported revenues of USD$74.6 million for the third quarter of 2003. ITXC’s net loss for the same period was $9.9 million. ITXC ended the quarter with over $56.3 million of cash, cash equivalents and marketable securities and only $1.0 million of long-term debt, related to capital leases.

Q20.	What is Teleglobe’s financial picture?

Teleglobe is profitable and free cash flow positive.

Q21.	Why does this merger make strategic sense for ITXC and Teleglobe?

The combined company will be one of the top three international voice carriers. It will combine Teleglobe’s established position and customer relationships in developed world market segments with ITXC’s strength in higher growth developing market segments. The merger also provides the opportunity to realize a significant reduction in the cost base of the combined company. In part, reductions are expected to be achieved by the application of ITXC’s automated technology to Teleglobe’s older back-office processes.

Q22.	What will the combined company be called?

The combined company will continue to operate under the Teleglobe name.

Q23.	Will the combined company be public?

Yes. The intention is to list the combined company on NASDAQ or another U.S. national securities exchange.

Q24.	What stock symbol will the combined company trade under?

We don’t know yet. The service that will list Teleglobe will issue a new stock symbol.

Q25.	Who will lead the combined company?

Following the completion of the merger, Liam Strong, will continue to lead Teleglobe as President and CEO. ITXC’s founder and current Chairman and CEO Tom Evslin will become the combined company’s Chairman of the board. Strong and Evslin will then determine the structure of the remaining members of the executive management team.

Q26.	Who will be the board members of the combined company?

We have established that, as Chairman of the company, Tom Evslin will lead the Board. Other members will be recruited and appointed over the course of the next six months.

Q27.	How will this merger affect current ITXC shareholders?

Once the transaction is closed, holders of ITXC’s common stock will receive common shares of a newly formed parent company of the Teleglobe group of companies, representing approximately 28 percent of the new Teleglobe parent company. All outstanding options and warrants of ITXC will be converted into options and warrants of the new Teleglobe parent company. The proposed transaction is intended to be qualified as tax free to the shareholders of ITXC and Teleglobe.

Q28.	What will happen between the announcement and the closing date of this merger?

Both companies will conduct their respective businesses consistent with past practice. There is an integration team in place that will be conducting an audit of all aspects of the combined businesses and planning accordingly. Where there are redundancies in job positions after the merger, the company will attempt to reallocate employees to other open positions in the company or provide severance packages.

Q29.	Is the merger irrevocable? After all, could ITXC shareholders still vote it down?

Let’s keep in mind that the merger has not yet taken place. It will only go forward if ITXC shareholders approve it and if the two companies are able to meet certain closing conditions including: the meeting with the SEC of certain financial tests by ITXC and Teleglobe, the registration of Teleglobe common shares to be issued in the merger, the approval for listing of Teleglobe common shares on NASDAQ or another U.S. national securities exchange, receipt of any required governmental or other regulatory approvals, including the expiration of any applicable Hart-Scott-Rodino waiting period and other customary closing conditions.

In light of the above approval process, it is considered that the merger is unlikely to be completed before the end of March 2004. Prior to the meeting to vote on the merger, ITXC shareholders will receive a proxy statement containing detailed information on Teleglobe and the combined company, the background of the merger and the material terms of the merger agreement.

(If asked about financial tests):

Both companies will conduct financial tests relating to gross margin performance. If either ITXC or Teleglobe does not meet the minimum threshold requirements, then either party may terminate the merger agreement.

Q30.	What does the impending merger mean for existing ITXC and Teleglobe customers? suppliers? vendors?

Both companies will conduct business as usual until completion of the merger. All existing commercial agreements will be honored before, during and after the transaction.

The complementary voice network capabilities of Teleglobe and ITXC as the combined company will in combination provide customer and supplier carriers the benefits of market-segment leading voice traffic volumes, quality, and network footprint, as well as accompanying benefits from value-added services such as Teleglobe’s leading International Toll-Free Service for global network access.

The industry-leading patented VoIP capabilities from ITXC along with the advanced international IP network and international mobile roaming and messaging services from Teleglobe additionally provide a solid foundation for carriers to efficiently build new generations of diversified services for their customers. The combined company will possess the leadership and resources to assure customers that they will remain competitive into the future.

Q31.	Why is Teleglobe based in Bermuda?

Following the restructuring of Teleglobe Inc. in 2002, Teleglobe International Holdings Ltd. indirectly purchased in June 2003 Teleglobe Inc.’s core voice, data, IP and mobile roaming services. The international nature of its business means a significant portion of its assets are held in international waters. That’s why we’re in Bermuda.

Additional information regarding the merger and where to find it

ITXC and Teleglobe plan to file a Proxy Statement/Prospectus with the Securities and Exchange Commission in connection with the merger. In addition, ITXC and Teleglobe will file other information and documents concerning the merger and their respective businesses with the SEC. WE URGE INVESTORS TO REVIEW THE PROXY STATEMENT/PROSPECTUS AND OTHER INFORMATION TO BE FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Any offer of securities will only be made pursuant to the Proxy Statement/Prospectus. These documents will be made available without charge on the SEC’s web site at www.sec.gov and may be obtained without charge from the SEC at telephone number 1–800–SEC–0330. INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS.

ITXC files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements and other information filed by ITXC at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the SEC’s other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on public reference rooms. ITXC’s filings with the SEC also are available to the public from Commercial document-retrieval services and at the web site maintained by the SEC at http://www.sec.gov. or by contacting ITXC investor relations at 609 750 3333 or ir@itxc.com

The officers and directors of ITXC and Teleglobe may have interests in the merger, some of which may differ from, or may be in addition to, those of the shareholders of ITXC and Teleglobe generally. A description of the interests that the officers and directors of the companies have in the merger will be available in the Proxy Statement/Prospectus.

Forward-looking statements

ITXC and Teleglobe have included in this news release forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including all statements of anticipated or expected results for the current quarter and any future periods.

Actual results could differ materially from those projected in the companies’ forward-looking statements due to numerous known and unknown risks and uncertainties, including, among other things, risks inherent in the execution of a merger, including but not limited to, transaction costs, the subsequent integration effort and retention of key employees, customers and suppliers through the merger process; the inability to capture anticipated synergies; the risk of disapproval or delay by governmental entities of the proposed transaction; the risks of delay in consummation of the transaction; the ability of Cerberus to exert control over the combined company; the existence of undisclosed or unanticipated contingent liabilities; the risk that Teleglobe is not currently a publicly traded company; the risk that material adverse changes to either entity may prevent the transaction from closing or render it less desirable than anticipated; the risk that Teleglobe may not be able to effectively execute its business plan; the volatile and competitive environment for Internet telephony and telecommunications; changes in domestic and foreign economic, market, and regulatory conditions; the inherent uncertainty of financial estimates and projections; uncertainty inherent in litigation; unanticipated technological difficulties; the risk that Teleglobe may not be able to access sufficient capital; the creditworthiness of and relationship with our customers; Teleglobe’s anticipated debt level and the inherent lack of flexibility resulting therefrom; future transactions; risks inherent in being subject to significant regulation; the possibility that the merger may not close; and other considerations described as “Risk Factors” in Exhibit 99 to ITXC’s Annual Report on Form 10-K for the year ended December 31, 2002 and in other filings by ITXC with the SEC.

Participants in the solicitation

ITXC and its directors, executive officers and other members of their management and employees may be soliciting proxies from its shareholders in favor of the merger. Information about the directors and the executive officers of ITXC and their ownership of ITXC common stock is set forth in ITXC’s Form 10-K for the fiscal year ended December 31, 2002.